                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 28)*

                            PLY GEM INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock ($.25 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    729416107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Joel I. Papernik, Esq.
                  Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                      551 Fifth Avenue, New York, NY 10176
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 July 29 , 1997
--------------------------------------------------------------------------------
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 729416107

1        Name of Reporting Person                           Jeffrey S. Silverman
         S.S. or I.R.S. Identification No.
         of Above Person                                    S.S. No. ###-##-####
--------------------------------------------------------------------------------

2        Check the Appropriate Box if                                  (a) [   ]
         a Member of a Group                                           (b) [   ]
--------------------------------------------------------------------------------

3        SEC Use Only
--------------------------------------------------------------------------------

4        Source of Funds                                               SC
--------------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                   [  ]
--------------------------------------------------------------------------------

6        Citizenship or Place of Organization                          U.S.A.
--------------------------------------------------------------------------------

                             7      Sole Voting Power                  4,195,275
                             ---------------------------------------------------

Number of Shares             8      Shared Voting Power                        0
Beneficially Owned by        ---------------------------------------------------
Reporting Person With
                             9      Sole Dispositive  Power            4,195,275
                             ---------------------------------------------------

                             10     Shared Dispositive Power                   0
--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially
          Owned By Each Reporting Person                               4,195,275
--------------------------------------------------------------------------------

12       Check box if the aggregate Amount
          in Row (11) Excludes Certain Shares                          [  ]
--------------------------------------------------------------------------------

13       Percent of Class Represented by
          Amount in Row (11)                                             24.8%
--------------------------------------------------------------------------------

14       Type of Reporting Person                                      IN

Item 1.           Security and Issuer.
                  --------------------

         This Amendment No. 28 to the Schedule 13D originally filed for an event of June 8, 1982 (the "Original Filing"), relates to the shares of Common Stock, $.25 par value (the "Common Stock"), of Ply Gem Industries, Inc. (the "Company"). The principal executive offices of the Company are located at 777 Third Avenue, New York, NY 10017.

         This Schedule is being filed pursuant to the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

Item 2.           Identity and Background.
                  ------------------------

         (a)      The name of the person filing this Schedule is Jeffrey S.
                  Silverman.

         (b) The business address of Mr. Silverman is 777 Third Avenue, New York, New York 10017.

         (c) Mr. Silverman is Chairman, Chief Executive Officer and a Director of the Company.

         (d) Mr. Silverman has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Silverman has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect of such laws.

         (f)      Mr. Silverman is a citizen of the United States.


Item 3.           Source and Amount of Funds or Other Consideration.
                  --------------------------------------------------

         Not applicable.


Item 4.           Purpose of Transaction.
                  -----------------------

         On June 24, 1997, the Company entered into an Agreement and Plan of Merger (the "Atrium Merger Agreement") with Atrium Acquisition Holdings Corp., a Delaware corporation ("Parent") and Atrium/PG Acquisition Corp., a Delaware corporation ("Sub"). Parent is a subsidiary of Atrium Corporation, a Delaware corporation ("Atrium"), which is a party to the Atrium Merger Agreement for certain limited purposes described therein. On July 18, 1997, the Company notified Atrium, Parent and Sub of its intent to exercise its right under
Section 8.1(i) of the Atrium Merger Agreement to terminate the Atrium Merger Agreement in connection with an acquisition proposal by Nortek, Inc., a Delaware Corporation.

         NTK Sub, Inc., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of Nortek, on July 29, 1997, commenced a tender offer to purchase all outstanding shares of Common Stock at the purchase price of $19.50 per share of Common Stock (the "Offer Price"), net to the tendering holder, in cash (without interest thereon), on the terms and subject to the conditions set forth in the Offer to Purchase dated July 29, 1997 and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated July 29, 1997.

         The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 24, 1997 (the "Nortek Merger Agreement"), among the Company, Nortek and, the Offeror. A copy of the Nortek Merger Agreement is filed as
Exhibit 1 to this Amendment. The Nortek Merger Agreement provides that following completion of the Offer, the Offeror will be merged into the Company, with the Company continuing as a wholly owned subsidiary of Nortek (the "Merger"). In the Merger, all remaining shares of Common Stock not purchased in the tender offer (other than shares of Common Stock owned by the Company or any subsidiary of the Company and shares of Common Stock held by stockholders who perfect any available appraisal rights under Delaware General Corporation Law) will be converted into the right to receive $19.50 per share in cash or such higher price, if any, as is paid in the Offer.

         Contemporaneously with the execution of the Atrium Merger Agreement, Mr. Silverman, along with Mr. Dana R. Snyder, President, Chief Operating Officer and a Director of the Company, and Mr. Herbert P. Dooskin, Executive Vice President and a Director of the Company, (each a "Relevant Stockholder") entered into a Stockholders Agreement with Parent and Sub. Such agreement was amended and restated as of July 24, 1997, with Nortek and Offeror becoming parties thereto (as amended and restated, the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, each Relevant Stockholder has agreed to tender all shares of Common Stock owned by him pursuant to the Offer, with 75% of the excess of the Offer Price over $18.75 per share of Common Stock (the price per share payable pursuant to the Atrium Merger Agreement) to be paid to Sub and the remainder of the Offer Price to be paid to the Relevant Stockholder. Similarly, Sub will be entitled to 75% of the excess of the Offer Price over $18.75 per share with respect to the shares of not yet vested restricted stock granted under any of the Company's stock option plans to Mr. Silverman. Upon cancellation of the options (including stock purchase rights and unrestricted stock awards) to purchase or acquire shares of Common Stock under the Company stock option plans (the "Options") owned by the Relevant Stockholders, Sub will be entitled to receive 75% of the excess of the Offer Price over $18.75, multiplied by the number of shares of Common Stock issuable pursuant to such Option (including the additional shares of Common Stock issuable by reason of a "change of control"), and the Relevant Stockholder will be entitled to receive the remainder of the Option Consideration (as defined in the Nortek Merger Agreement). With respect to the Options held by Messrs. Silverman and Dooskin with an exercise price of $19.125 per share of Common Stock, however, sub shall be entitled to receive the entire amount of the Option Consideration. In addition, pursuant to the Stockholders Agreement, each Relevant Stockholder granted Sub an irrevocable option to purchase (collectively, the "Purchase Options") all outstanding shares of Common Stock owned by him, together with all the shares of Common Stock (including any additional shares that may be issuable as a result of a "change of control") owned by the Relevant
Stockholder as a result of his exercise of any Options held by him (collectively, the "Option Shares") at a purchase price per share equal to $18.75, which may be exercised if the Offer is not consummated or under certain other circumstances. In the event that Sub purchases the Option Shares pursuant to the Purchase Options and, within one year after the closing of such purchase, sells, transfers or disposes of any of the Option Shares in a transaction with an unaffiliated third party, Sub shall pay to each Relevant Stockholder his respective pro rata share of 25% of the net profit realized by Sub in connection with such disposition. In the Stockholders Agreement, Nortek and the Company have also agreed to release, as of the consummation of the Offer, all claims they may have with respect to the $12 million payment made by the Company in connection with the termination of the Atrium Merger Agreement as provided therein. The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the text of the Stockholders Agreement, a copy of which is attached hereto as Exhibit 2.

         Mr. Silverman also entered into a Non-Compete and Termination Agreement with Nortek, and an amendment thereto, a copy of which is attached hereto as
Exhibit 3.


Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------

                  (a)  Reference is made to Items 11 and 13 of the cover page.

                  (b) Reference is made to Items 7, 8, 9 and 10 of the cover page.

                  (c)  Reference is made to Item 4 above.

                  (d)  Not applicable.

                  (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mr. Silverman's shares of Common Stock remain subject to a security agreement with a commercial bank which will be terminated upon the tender of Mr. Silverman's shares. See Item 4 above.


Item 7.           Materials to be Filed as Exhibits.

                  1.   Nortek Merger Agreement

                  2.   Stockholders Agreement

                  3.   Non-Compete and Termination Agreement

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.





Dated:   July 31, 1997                              By: /s/ Jeffrey S. Silverman
                                                        ----------------------
                                                        Jeffrey S. Silverman

                                 EXHIBIT INDEX
                                 -------------

              Item No.             Description


                  1.   Nortek Merger Agreement

                  2.   Stockholders Agreement

                  3.   Non-Compete and Termination Agreement